[LOGO OMITTED]   Koor Industries Ltd.



KOOR INDUSTRIES LTD. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

ROSH HA'AYIN, Israel - January 13, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today Mr. Eli Hurwitz, who has served as a director in the company since November 1997, has resigned from the Board of Directors.

Commenting on the resignation, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We thank Mr. Hurwitz for his contribution to Koor over the past 7 years, primarily for his wisdom and dedication. Koor today is a profitable active investment company. Mr. Hurwitz has indicated his intention to remain available to offer us advice when needed."

Mr. Eli Hurwitz added: "After seven years serving the company I am pleased to move on leaving behind a strong company. I wish my fellow directors and Koor's management the best of success going forward"

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.